Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Airport Operating Results

(millions of pesos, except percentages)	Figures without related parties	Transactions with related parties						Year ended December 31,
	2008	SIAP	SIAP Technical assistance	CORSA	PCP	GAP	Total 2008	2008
Guadalajara:
Revenues:
Aeronautical services	930.6						0.0	930.6
Non-aeronautical services	233.2						0.0	233.2
Total revenues	1,163.8						0.0	1,163.8
Operating costs	428.4	-75.4	-39.6	-34.4	-8.2	-2.5	-160.1	588.5
Costs of services	184.9	-75.4	-39.6	-34.4	-8.2	-2.5	-160.1	345.0
Depreciation and amortization	243.5						0.0	243.5
Income from operations	735.4						0.0	575.3
Operating margin(1)	63.2%							49.4%
Tijuana:
Revenues:
Aeronautical services	368.4						0.0	368.4
Non-aeronautical services	96.8						0.0	96.8
Total revenues	465.2						0.0	465.2
Operating costs	230.5	-40.2	-22.7	-21.7	-6.0	-1.5	-92.0	322.5
Costs of services	93.5	-40.2	-22.7	-21.7	-6.0	-1.5	-92.0	185.5
Depreciation and amortization	137.0						0.0	137.0
Income from operations	234.7						0.0	142.7
Operating margin(1)	50.5%							30.7%
Puerto Vallarta:
Revenues:
Aeronautical services	454.1						0.0	454.1
Non-aeronautical services	131.1						0.0	131.1
Total revenues	585.2						0.0	585.2
Operating costs	221.8	-30.1	-14.7	-17.3	-0.5	-0.9	-63.6	285.4
Costs of services	111.7	-30.1	-14.7	-17.3	-0.5	-0.9	-63.6	175.3
Depreciation and amortization	110.1						0.0	110.1
Income from operations	363.4						0.0	299.8
Operating margin(1)	62.1%							51.2%
Los Cabos:
Revenues:
Aeronautical services	432.5						0.0	432.5
Non-aeronautical services	153.4						0.0	153.4
Total revenues	585.9						0.0	585.9
Operating costs	179.8	-26.4	-11.1	-12.5	-1.2	-0.7	-52.0	231.8
Costs of services	92.5	-26.4	-11.1	-12.5	-1.2	-0.7	-52.0	144.5
Depreciation and amortization	87.3						0.0	87.3
Income from operations	406.1						0.0	354.1
Operating margin(1)	69.3%							60.4%
Hermosillo:
Revenues:
Aeronautical services	132.3						0.0	132.3
Non-aeronautical services	24.2						0.0	24.2
Total revenues	156.5						0.0	156.5
Operating costs	79.0	-19.5	-9.7	-10.0	-0.9	-0.6	-40.6	119.6
Costs of services	37.9	-19.5	-9.7	-10.0	-0.9	-0.6	-40.6	78.5
Depreciation and amortization	41.1						0.0	41.1
Income from operations	77.5						0.0	36.9
Operating margin(1)	49.5%							23.6%
Guanajuato:
Revenues:
Aeronautical services	144.8						0.0	144.8
Non-aeronautical services	32.9						0.0	32.9
Total revenues	177.7						0.0	177.7
Operating costs	79.6	-16.1	-7.2	-12.2	-0.8	-0.5	-36.8	116.4
Costs of services	42.6	-16.1	-7.2	-12.2	-0.8	-0.5	-36.8	79.4
Depreciation and amortization	37.0						0.0	37.0
Income from operations	98.1						0.0	61.3
Operating margin(1)	55.2%							34.5%
Other(2):
Revenues:
Aeronautical services	299.5						0.0	299.5
Non-aeronautical services	57.0						0.0	57.0
Total revenues	356.5						0.0	356.5
Operating costs	269.0	-53.7	-17.3	-48.5	-1.9	-1.1	-122.3	391.3
Costs of services	147.0	-53.7	-17.3	-48.5	-1.9	-1.1	-122.3	269.3
Depreciation and amortization	122.0						0.0	122.0
Income from operations	87.5						0.0	-34.8
Operating margin(1)	24.6%							-9.8%
Total(3):
Revenues:
Aeronautical services	2,762.2						0.0	2,762.2
Non-aeronautical services	728.6						0.0	728.6
Total revenues	3,490.8						0.0	3,490.8
Operating costs	1,488.1	-261.5	-122.2	-156.4	-19.5	-7.8	-567.4	2,055.5
Costs of services	710.1	-261.5	-122.2	-156.4	-19.5	-7.8	-567.4	1,277.5
Depreciation and amortization	778.0						0.0	778.0
Income from operations	2,002.7						0.0	1,435.3
Operating margin(1)	57.4%							41.1%
(1) We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(2) Reflects the results of operations of our airports located in Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo.
(3) Total amount includes results from airport operating subsidiaries only.

SIAP: This Company provides non-unionized personnel services to the airports. It consists of two types of services, the employees who work directly in each airport, and those employees who work at GAP's corporate headquarters, mainly the Officers in charge of the management of the Company.   As of December 31, 2008, there were 483 non-unionized employees working for GAP.

SIAP Technical assistance: Under the technical assistance agreement, Aeropuertos Mexicanos del Pacífico (AMP) provides consulting services as well as technical assistance and technological and industry knowledge and experience to GAP's airports in exchange for a fee, which is billed to SIAP and then SIAP bills it to the airports in a proportion mandated by the concession title of each airport.

CORSA: Provides unionized personnel services to the airports directly on site. As of December 31, 2008, there were 510 unionized employees working for GAP providing services to our clients.

PCP: This Company is responsible for administering the parking lot facilities at the airports, and is composed of non-unionized and unionized employees.  As of December 31, 2008, there were 51 employees working for PCP.

GAP: This amount consists of the total expenses incurred by GAP for being a public company (NYSE and BMV).  The amounts paid to our suppliers, are invoiced to the airports as a reimbursement of these expenses.